EXHIBIT 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. to Host Investor Morning on November 23, 2010

OAKVILLE, ON, Oct. 1 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it will host an investor morning on Tuesday, November 23, 2010. The event will take place at the St. Andrew’s Club & Conference Centre in Toronto, ON.

Chief Executive Officer Ian Robertson will provide a strategic overview of APUC’s medium and long-term plans for investment in the power and utilities sectors. In addition, Chief Financial Officer David Bronicheski and the company’s key leadership team will deliver comprehensive presentations on the different businesses of APUC, and provide an in-depth view of the company’s growth pipeline.

Institutional investors, financial analysts and members of the financial community interested in attending can register in advance for the event by emailing registration (at) algonquinpower.com.

The investor morning registration will begin at 8:00 a.m. on November 23, 2010, with presentations scheduled from 8:30 a.m. to 1:00 p.m. A light breakfast and lunch will be served.

A live and archived audio and video webcast of the investor morning will be available for those unable to attend the event in person.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Telephone: (905) 465-4500, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7/

(AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 14:29e 01-OCT-10